Calculation of ratio of earnings to fixed charges

		For the year ended 31 December
(in NOK million, except ratio)		2012	2011	2010	2009	2008

Fixed Charges
	Interest expense	2,443	(385)	1,722	12,457	(1,991)
+	Interest within rental expense	7,392	5,754	5,208	4,578	4,284
+	Capitalized interest	1,197	869	995	1,351	1,225
Total fixed charges (A)		11,032	6,238	7,925	18,386	3,518

Earnings
	Income before tax	206,726	213,841	136,826	114,910	180,467
-	Net income (loss) from associated companies	(1,671)	(1,264)	(1,168)	(1,458)	(1,283)
+	Distributed income of equity investees	(8)	(15)	(42)	22	32

=	Income before tax, net income from associated companies and dividends received on equity investments	205,047	212,562	135,616	113,474	179,216
+	Fixed charges (A)	11,032	6,238	7,925	18,386	3,518
+	Ordinary depreciation capital interest	1,356	1,310	1,637	1,880	1,613
-	Capitalized interest	(1,197)	(869)	(995)	(1,351)	(1,225)
Total earnings		216,238	219,241	144,183	132,389	183,122

Ratio		19.6	35.2	18.2	7.2	52.1